EXHIBIT IV

                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA
-----------------------------------------------x
                                                :
ALLIEDSIGNAL INC.,                              :
                                                :      C.A. No. 98-CV-4058
                             Plaintiff,         :
                                                :
                       - against -              :           September 14, 1998
                                                :
AMP INCORPORATED,                               :             AFFIDAVIT OF
                                                :             RONALD E. KNOX
                             Defendant.         :
                                                :
-----------------------------------------------x

STATE OF NEW YORK   )
                      ss.:
COUNTY OF NEW YORK  )

          RONALD E. KNOX, being duly sworn, deposes and says:

          1. I am a Managing Director of Morrow & Co., Inc. ("Morrow"), the proxy solicitation firm retained by AlliedSignal Inc. ("AlliedSignal") to assist AlliedSignal in its tender offer to acquire AMP Incorporated ("AMP") (the "Tender Offer" or "Offer").

          2. I submit this affidavit in support of AlliedSignal's motion for summary judgment and for an immediate declaratory judgment and preliminary injunction.

POSITION AND EXPERIENCE AT MORROW
---------------------------------

          3. Morrow is one of the major professional proxy solicitation firms in the United States, servicing over 500 public companies each year, many of them Fortune 500 companies.

          4. I have been a Managing Director of Morrow for more than four years and have worked at the firm since 1992. I have been involved in various aspects of the proxy solicitation, tender offer and merger advisory businesses for approximately 11 years. Over those years, I have solicited proxies on behalf of incumbent management and bidders in more than 150 proxy contests and have been involved in more than 250 tender and exchange offers, including over 125 hostile takeover bids.

ALLIEDSIGNAL'S TENDER OFFER
---------------------------

          5. On August 10, 1998, AlliedSignal commenced its Tender Offer for all of the outstanding shares of the common stock of AMP at $44.50 in cash per share. AlliedSignal's proposed $44.50 tender offer price represented a premium of more than 55% over the trading price of AMP common stock immediately prior to the announcement of the Offer on August 4, 1998.

          6. As set forth in AlliedSignal's tender offer statement, the Tender Offer had an initial expiration date of September 11, 1998 (12:00 Midnight). Effective September 14, 1998, AlliedSignal amended the Tender Offer and extended the expiration date to September 25, 1998.

LIMITATIONS ON MORROW'S SOLICITATION EFFORTS
--------------------------------------------

          7. In a letter to AMP's Corporate Secretary dated August 17, 1998, Cede & Co., the nominee of the Depository Trust Company and the holder of record of the 100 shares of AMP common stock beneficially owned by AlliedSignal, requested on behalf of AlliedSignal that AMP furnish, among other things, a complete list of shareholders from AMP's official books and records (the "Record List"), in hard copy and computer tape form, and a list of non-objecting beneficial owners of AMP common stock (the "NOBO List").

          8. The Record List is the only means for Morrow to ascertain the identities and addresses of record holders of AMP shares representing approximately 3-4% of AMP's total shares outstanding. Without either the Record List in computer tape form or a hard copy of the Record List received well in advance of the expiration date, Morrow is unable to solicit these shareholders directly. AMP did not provide AlliedSignal with the Record List in hard copy form until September 9, 1998 and did not provide AlliedSignal with the Record List in computer tape form until September 11, 1998. Morrow, therefore, had essentially no time before the expiration of the Tender Offer to solicit tenders from record holders representing approximately 3-4% of AMP's shares outstanding.

          9. AMP told AlliedSignal that it did not have the NOBO List -- the only means for Morrow to ascertain the identities and addresses of beneficial owners of AMP common stock who do not object to the release of their identity, representing an estimated 6-7% of AMP's total shares outstanding. (We estimate that beneficial owners representing approximately an additional 4% of AMP's total shares outstanding have objected to identification and therefore would not appear on the NOBO List.) Without the NOBO List, Morrow was therefore unable to solicit these shareholders directly.

          10. As a result of the foregoing, Morrow's direct solicitation efforts on behalf of AlliedSignal have largely been limited to contacts with broker-dealers, banks, and institutional and professional investors with holdings representing approximately 85% of AMP's total shares outstanding.

RESULTS OF THE TENDER OFFER
---------------------------

          11. The Bank of New York, the official Depositary for the Tender Offer, has completed its tally of AMP shares tendered by 12:00 Midnight on September 11, 1998, and has informed Morrow that 157,391,059 shares of AMP common stock were tendered, or 71.999% of the total of 218,601,033 shares of AMP common stock outstanding. The Bank of New York's Final Report certifying these results is attached as Exhibit A.

          12. Based on my experience in the proxy solicitation business, nearly 72% is an exceptionally high tender percentage on the initial expiration date for a hostile tender offer, especially considering that for virtually the entire 20 business-day period of the Tender Offer, Morrow was unable to engage in any direct solicitation efforts with record holders and beneficial owners representing approximately 15% of AMP's shares outstanding.

OWNERSHIP OF AMP SHARES BY AMP MANAGEMENT
-----------------------------------------

          13. As of August 3, 1998, according to AMP's public filings, the executive officers and directors of AMP were the beneficial owners of a combined total of 3,096,221 shares of AMP common stock, or 1.49% of AMP's total shares of common stock outstanding.

THE NOMINATION OF AFFILIATES OF THE BIDDER IN HOSTILE TAKEOVER BIDS
-------------------------------------------------------------------

          14. Based on my experience in the proxy solicitation business, it is not unusual in proxy contests or consent solicitations for a change of control that the party seeking control nominates directors affiliated with that party. For example, as set forth in the relevant public filings, in WHX Corporation's bid for Teledyne, Inc. in 1996, all eight of WHX's nominees for Teledyne's eight-seat board were affiliated with WHX. Another example is Alliance Gaming Corporation's bid for Bally Gaming International, Inc., in 1995, in which Alliance sought to replace Bally's seven directors with six Alliance-affiliated nominees, as set forth in the relevant public filings.

                                                       /s/ Ronald E. Knox
                                                    -----------------------
                                                        Ronald E. Knox

Sworn to before me this
14th day of September, 1998.

/s/ Kenneth S. Browd
---------------------------
      Notary Public